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ROYAL CARIBBEAN MAILS PROXY STATEMENT FOR PROPOSED DLC MERGER WITH P&O PRINCESS

Miami - December 27, 2001 - Royal Caribbean Cruises Ltd. ("Royal Caribbean") today mailed its proxy statement to its shareholders in relation to its proposed dual-listed company combination with P&O Princess plc ("P&O Princess"). The proxy statement contains the recommendation of the board of directors of Royal Caribbean to its shareholders to vote for the proposed DLC merger with P&O Princess.

Richard Fain, chairman and chief executive officer of Royal Caribbean, said the benefits detailed in the proxy statement underscore the strategic rationale behind the proposed merger of the two leading cruise vacation operators.

Shareholders of the two companies will vote on the proposed merger on February 14, 2002. Royal Caribbean shareholders of record on December 17, 2001 will be entitled to vote at its Special Meeting. Two of the major shareholders of Royal Caribbean have entered into voting agreements to vote shares representing at least 44.5% of the outstanding shares of Royal Caribbean in favor of the proposed merger.

The proxy statement includes an update on Royal Caribbean's recent business trends. Over the past six weeks the company has seen a steadily improving trend in pricing. "We are very encouraged by the continually improving trend in bookings, and especially the reduction in price discounting," said Fain.

Fain, also chairman and chief executive officer-designate of the combined group, said, "This is a terrific opportunity for both P&O Princess and Royal Caribbean to combine to become a leading provider of cruises to all major destinations. I am convinced that the merger we have agreed to with P&O Princess will provide both sets of shareholders significant long-term value."

Royal Caribbean intends to file the proxy statement, together with certain other documents referred to therein, with the Securities and Exchange Commission on Form 6-K.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 23 ships in service and six under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

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